    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998.


                                                      REGISTRATION NO. 333-49755

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                            COVENANT TRANSPORT, INC.

               (Exact name of registrant as specified in charter)

                          NEVADA                                                     88-0320154
              (STATE OR OTHER JURISDICTION OF                                     (I.R.S. EMPLOYER
              INCORPORATION OR ORGANIZATION)                                   IDENTIFICATION NUMBER)

                           --------------------------

                             400 BIRMINGHAM HIGHWAY
                          CHATTANOOGA, TENNESSEE 37419
                                 (423) 821-1212
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                                DAVID R. PARKER
                CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
                             400 BIRMINGHAM HIGHWAY
                          CHATTANOOGA, TENNESSEE 37419
                                 (423) 821-1212
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

           MARK A. SCUDDER, ESQ.                        STEPHEN A. RIDDICK, ESQ.
           SCUDDER LAW FIRM, P.C.                        PIPER & MARBURY L.L.P.
      411 South 13th Street, Suite 200                  36 South Charles Street
          Lincoln, Nebraska 68508                      Baltimore, Maryland 21201
               (402) 435-3223                                (410) 539-2530

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of the registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                                     PROPOSED MAXIMUM
                              TITLE OF EACH CLASS OF                                AGGREGATE OFFERING      AMOUNT OF
                           SECURITIES TO BE REGISTERED                                    PRICE          REGISTRATION FEE
Class A Common Stock, $.01 par value                                                   $100,648,000         $29,692(1)



(1) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,500,000 SHARES



[LOGO]                      C O V E N A N T T R A N S P O R T


                              CLASS A COMMON STOCK


    Of the 2,500,000 shares of Class A Common Stock of Covenant Transport, Inc. offered hereby, 1,540,000 shares are being sold by the Company and 960,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock by the Selling Stockholders. The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "CVTI." On April 29, 1998, the last reported sale price of the Class A Common Stock was $19.50 per share.


    The Company's authorized capital stock includes Class A Common Stock and Class B Common Stock. The Class A Common Stock is substantially identical to the Class B Common Stock, except with respect to voting rights. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to two votes per share so long as it is beneficially owned by David R. Parker, Jacqueline F. Parker, or their children, Jonathan Parker and Rachel Parker. The Class A and Class B Common Stock are together referred to as the "Common Stock."
                                 --------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                      PRICE             UNDERWRITING            PROCEEDS             PROCEEDS
                                        TO              DISCOUNTS AND              TO                   TO
                                      PUBLIC             COMMISSIONS           COMPANY(1)      SELLING STOCKHOLDERS
Per Share.....................        $19.00                $.95                 $18.05               $18.05
Total(2)......................     $47,500,000           $2,375,000           $27,797,000           $17,328,000


(1) Before deducting expenses of the offering estimated at $200,000 payable by the Company.


(2) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $54,625,000, $2,731,250, and $34,565,750, respectively. See "Underwriting."

                                 --------------


    The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about May 5, 1998.


BT ALEX. BROWN

           SALOMON SMITH BARNEY

                      STEPHENS INC.

                                 ABN AMRO INCORPORATED


                 THE DATE OF THIS PROSPECTUS IS APRIL 30, 1998

                             AVAILABLE INFORMATION

    The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Commission. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act and information incorporated by reference herein. Copies of such information and the reports, proxy statements, and other information filed by the Company under the Exchange Act may be examined without charge at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at the Web site maintained by the Commission at http://www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at rates prescribed by the Commission or from the Commission's web site. The Class A Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements, and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are hereby incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and the description of the Company's Class A Common Stock contained in the Company's Form 8-A filed under the Exchange Act. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in, and made a part of, this Prospectus from the date of filing of such documents. See "Available Information." Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. The Company will furnish without charge upon written or oral request to each person to whom this Prospectus is delivered a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents not specifically incorporated by reference thereto. Such request should be directed to Covenant Transport, Inc., 400 Birmingham Highway, Chattanooga, Tennessee 37419, telephone no. (423) 821-1212, Attn: Joey B. Hogan, Chief Financial Officer.

    IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION
M. SEE "UNDERWRITING."

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE CLASS A COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, (I) ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND (II) REFERENCES TO "COVENANT" OR THE "COMPANY" INCLUDE COVENANT TRANSPORT, INC. AND ITS CONSOLIDATED SUBSIDIARIES. POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                  THE COMPANY

    Covenant is one of the largest truckload carriers in the United States and operates the industry's largest fleet of team-driven tractors. Covenant offers just-in-time and other premium transportation services, focusing on longer lengths of haul and selected traffic lanes to enhance equipment utilization, improve operating efficiency, and deliver the equipment availability demanded by major shippers. The Company's major customers include manufacturers and retailers, as well as a substantial and rapidly growing number of air freight, logistics, and trucking companies that demand on-time service to meet the expedited, long-haul needs of their customers.

    Over the past five years, Covenant's revenue has grown at a compounded annual growth rate of over 38%, from $81.9 million in 1993 to $297.9 million in 1997. During the same period, net income grew at a compounded annual growth rate of 37%, from $3.9 million in 1993 to $13.7 million in 1997. The Company has expanded through a combination of internal growth and external growth through four acquisitions completed between 1995 and 1997. The most recent of these acquisitions, $45 million annual revenue Bud Meyer Truck Lines, Inc., established an additional growth platform for the Company in transporting service-sensitive, temperature-controlled freight. Management believes that Covenant is positioned to capitalize on industry trends toward rapid distribution of freight and consolidation, as well as to take advantage of growth of business from other transportation companies.

BUSINESS STRATEGY

    Covenant's objective is to obtain long-term, profitable growth. The key elements of the Company's strategy for achieving profitable growth include the following:

    OFFER PREMIUM SERVICE. Covenant offers just-in-time, transcontinental express, and other premium services to shippers with exacting transportation requirements. The Company's service standards include transporting loads coast-to-coast in 50 to 72 hours, meeting schedules with delivery windows as narrow as 15 minutes, and delivering 99% of all loads on-time. Covenant targets such premium service freight to obtain higher rates, build longer-term, service-based customer relationships, and avoid competition from rail, intermodal, and trucking companies that compete primarily on the basis of price.

    OPERATE IN TARGET MARKETS. Covenant operates in target markets where its service can provide a competitive advantage. The Company's primary market has been expedited long-haul freight transportation predominantly using two-person driver teams. The use of two-person driver teams allows expedited handling of long-haul loads because the drivers can alternate driving and sleeping and thereby keep freight moving 24-hours a day while operating within safety guidelines. The Company's industry-leading 1,200 driver teams can provide significantly faster, more predictable service than rail, intermodal, or single-driver service over long lengths of haul. The Company's average length of haul in 1997 was approximately 1,650 miles, the longest of any publicly traded truckload carrier. In 1997, the Company expanded into the service-sensitive, temperature-controlled market niche by acquiring Bud Meyer Truck Lines. Management believes that Covenant's service standards, modern fleet, and technology can offer a competitive advantage in serving the large frozen food and consumer products companies targeted by Bud Meyer Truck Lines. Covenant intends to expand both of its existing niches and will evaluate selective expansion into other niches.

    FOCUS ON EQUIPMENT UTILIZATION. Covenant focuses intently on maintaining and improving lane density and equipment utilization to enhance its average revenue generated per tractor. Covenant's primary traffic lanes are between the West Coast and the Northeast and Southeast United States. The Company maintains disciplined operating lanes to optimize the amount of equipment on selected routes. This level of operational discipline creates more predictable movements, reduces empty miles, shortens turn times between loads, and permits the Company to more consistently predict home visits by drivers. These factors and the use of driver teams, which generate more miles per tractor than single drivers, contributed to averages of over 149,000 miles per tractor per year and $3,000 in revenue per tractor per week during 1997.

    SERVE OTHER TRANSPORTATION COMPANIES. Five of Covenant's top 10 and approximately one-third of its top 100 customers are air freight, logistics, trucking, and other transportation companies. These transportation companies seek Covenant's service to fulfill their customers' expedited long-haul needs. With near air freight, logistics, and just-in-time transportation expected to continue to grow rapidly, management believes Covenant can grow by serving as a partner, rather than competitor, with customers such as Eagle USA Air Freight, J.B. Hunt Transport Services, and Menlo Logistics.

    USE TECHNOLOGY TO ENHANCE OPERATING EFFICIENCY. Covenant has made significant investments in technologies that reduce costs and afford a competitive advantage with service-sensitive customers. Management believes that technologies employed by the Company promote economies of scale by accomodating expanding revenue without a proportionate growth in non-driver employees. The Company improved its number of tractors per non-driver employee to 4.0 in 1997 from 3.5 in 1996. Technologies employed by the Company include:

    - Qualcomm-TM- satellite-based tracking and communication systems, which permit continuous updating of load positions and delivery times and instantaneous communication with drivers, installed in 100% of tractors.

    - Document-imaging technology that reduces paperwork and streamlines employee access to important information.

    - Fuel routing software that calculates optimal fueling locations.

    - Out-of-route warning system to reduce unproductive miles.

    - Sabre-TM- operating system that provides real-time, integrated operating and financial information.

    - Internet electronic data interchange to permit customers to access their load information and electronically transmit shipping instructions.

    MAINTAIN A UNIFORM, LATE-MODEL FLEET. Covenant operates a virtually uniform, late-model fleet: (i) to minimize breakdowns, repairs, and maintenance time that could interfere with delivery schedules and decrease utilization; (ii) to reduce parts inventory and ensure that most repairs are covered by manufacturers' warranties; and (iii) to promote driver comfort and a positive image with customers and drivers. At December 31, 1997, the average age of the Company's tractor fleet was 21 months and the average age of its trailer fleet was 33 months.

    RECRUIT, RETAIN, AND REWARD DRIVERS AND OWNER-OPERATORS. Management believes driver retention is primarily a pay issue and raised the Company's driver wages approximately two cents per mile in 1997. The Company has announced an additional increase of two and one-half cents per mile effective April 20, 1998. Both wage increases have been more than covered by increases in freight rates. The Company intends to continue to raise driver compensation to the extent permitted by freight rates. Covenant also employs many driver satisfaction efforts, including operating late-model conventional tractors, assigning drivers to a single dispatcher to promote solid relationships, and addressing individual driver concerns with driver relations personnel. The Company commenced contracting with owner-operators of tractors in 1997, and owner-operators currently comprise approximately 6.0% of its fleet. Covenant intends to increase the number of owner-operators in its fleet gradually over time.

INDUSTRY GROWTH OPPORTUNITIES

    Management believes that growth trends among shippers and in the truckload industry present expansion opportunities for carriers such as Covenant. Several of the fastest growing segments of the truckload freight market include deferred air freight movements, just-in-time manufacturing and inventory control, and line haul substitution for consolidated less-than-truckload traffic, which can help shippers lower costs, increase inventory turns, and respond quickly to changes in demand. Covenant already has a significant presence in these markets, and management anticipates that Covenant's large number of driver teams, reputation for premium service, and relationships with other transportation companies as a long-haul, expedited carrier of choice will support continued growth with customers in these markets.

    Consolidation in the truckload industry is being driven by several factors, including the use of core carriers by major shippers, outsourcing of private fleet traffic to for-hire carriers, and economies of scale enjoyed by larger carriers. Many major shippers continue to reduce the number of carriers they regularly use in favor of service-based, ongoing relationships with a group of core carriers. Core carriers gain market share by committing to high quality service, technological advances, and equipment availability in return for greater equipment utilization and more predictable revenue. Other shippers that own tractor-trailer fleets are outsourcing their transportation fleets to truckload carriers in "private fleet conversions" to lower operating expenses and conserve capital for core corporate purposes. Only carriers such as Covenant that can meet the stringent service requirements of private fleets can take advantage of these opportunities. Finally, deregulation and economies of scale also promote consolidation. Many truckload carriers have grown rapidly since deregulation in 1980 and have achieved the size to negotiate lifetime equipment warranties and obtain equipment, fuel, insurance, financing, and other items at significantly lower costs than smaller or more leveraged competitors. All of these trends favor large, well-managed, financially stable carriers. Management believes that Covenant is well-positioned to take advantage of further industry consolidation, while many smaller, less successful carriers are likely to be forced from the market or acquired.

COVENANT'S GROWTH STRATEGY

    Management believes that the Company's growth strategy has positioned the Company to capitalize on industry trends and continue Covenant's profitable growth. Covenant has achieved a 40% compounded annual growth rate in revenue since its first year of operation in 1986 and over 38% over the past five years. Covenant's growth has been achieved through expansion of business with new and existing customers and four acquisitions between 1995 and 1997.

    Covenant's strategy for continuing its profitable growth includes:

    - CONTINUING INTERNAL GROWTH. Covenant intends to seek additional business from new and existing customers in its expedited long-haul and temperature-controlled markets to increase equipment utilization, limit empty miles, and reap other benefits of greater lane density. The Company will continue to seek core carrier, dedicated fleet, and private fleet conversion opportunities to support its internal growth.

    - SERVING OTHER TRANSPORTATION COMPANIES. Covenant will continue to provide specialized service for other transportation companies in areas where it has a competitive advantage, particularly in the area of expedited long-haul service using driver teams.

    - SEEKING SELECTIVE ACQUISITIONS. Covenant is pursuing acquisitions in three primary areas:

       - Acquiring and integrating small companies to obtain customer relationships in existing markets. The Company's first three acquisitions followed this strategy and produced several of the Company's large customers, including one of its top five.

       - Acquiring companies in existing markets to obtain drivers, increase lane density, and achieve economies of scale.

       - Expanding into niche markets where the target companies meet Covenant's service and operating standards, and management perceives the opportunity for additional growth, such as with Bud Meyer Truck Lines.

        Covenant has completed and successfully integrated four acquisitions since 1995. The first three added customers and lane density to Covenant's long-haul operations, and Covenant significantly expanded those carriers' customer relationships following the acquisitions. In October 1997, Covenant branched into a new market by acquiring the stock of Bud Meyer Truck Lines, Inc., a $45 million annual revenue temperature-controlled carrier based in Lake City, Minnesota. Since the acquisition, Covenant has improved Bud Meyer's profitability and expanded the Bud Meyer fleet beyond its pre-acquisition size.

    Covenant Transport, Inc., a Nevada corporation, is a holding company for the Tennessee operating corporation also named Covenant Transport, Inc., Bud Meyer Truck Lines, Inc., and its other consolidated subsidiaries. The Company's headquarters are located at 400 Birmingham Highway, Chattanooga, Tennessee 37419, and its telephone number is (423) 821-1212.

                                  THE OFFERING


Class A Common Stock offered by the
  Company....................................  1,540,000 shares

Class A Common Stock offered by the Selling
  Stockholders(1)............................  960,000 shares

Common Stock to be outstanding after this offering:

  Class A Common Stock.......................  12,553,500 shares(2)

  Class B Common Stock.......................  2,350,000 shares(1)

        Total................................  14,903,500 shares(1)(2)

Use of Proceeds..............................  To reduce indebtedness and fund general corporate and working capital requirements.

Nasdaq National Market symbol................  CVTI


------------------------


(1) David R. and Jacqueline F. Parker (the "Parkers") are selling 460,000 shares of Class A Common Stock and Clyde M. Fuller is selling 500,000 shares of Class A Common Stock. The Class A Common Stock is entitled to one vote per share. The Class B Common Stock is entitled to two votes per share and automatically converts into Class A Common Stock if beneficially owned by persons other than the Parkers or their children. The Class A and Class B Common Stock vote together as a single class except as required by law and are substantially identical, except with respect to voting rights.


(2) Excludes approximately 656,500 shares of Class A Common Stock reserved for issuance to key employees under the Company's Incentive Stock Plan. Options to purchase approximately 494,500 of such shares are currently outstanding.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA AMOUNTS)

    The following table sets forth summary historical financial data of the Company for the five years ended December 31, 1997, and for the three months ended March 31, 1997 and 1998. The summary financial data for the years ended December 31, 1995, 1996, and 1997 were derived from the audited consolidated financial statements of the Company incorporated by reference in this Prospectus. The summary financial data for years ended December 31, 1993 and 1994 are derived from audited consolidated historical financial statements of the Company not included herein. The information presented for the three months ended March 31, 1997 and 1998 has been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. Results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the year ended December 31, 1998.

                                                                                                               THREE MONTHS
                                                                                                                  ENDED
                                                                  YEARS ENDED DECEMBER 31,                      MARCH 31,
                                                    -----------------------------------------------------  --------------------
                                                      1993       1994       1995       1996       1997       1997       1998
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
  Revenue.........................................  $  81,911  $ 131,926  $ 180,346  $ 236,267  $ 297,861  $  62,588  $  79,824
  Operating income................................      9,373     15,950     18,719     20,067     28,124      4,282      5,781
  Net income......................................      3,886(1)     7,263(1)     9,283     8,978    13,702     1,838     2,675
  Basic and diluted earnings per share............       0.39       0.69       0.70       0.67       1.03       0.14       0.20
  Weighted average common shares outstanding......     10,000     10,496     13,350     13,350     13,360     13,350     13,361
  Adjusted weighted average common shares and
    assumed conversions outstanding...............     10,000     10,497     13,350     13,353     13,360     13,350     13,387
SELECTED OPERATING DATA:
  Pretax margin...................................        6.8%       8.5%       8.1%       6.0%       7.3%       4.7%       5.4%
  Average revenue per loaded mile(2)..............  $    1.05  $    1.09  $    1.09  $    1.10  $    1.13  $    1.11  $    1.15
  Average revenue per total mile(2)...............  $    0.99  $    1.03  $    1.03  $    1.04  $    1.07  $    1.05  $    1.08
  Average length of haul in miles.................      1,821      1,840      1,811      1,780      1,653      1,710      1,531
  Average miles per tractor per period............    157,756    159,921    148,669    150,778    149,117     34,389     34,828
  Average revenue per tractor per week............  $   3,008  $   3,165  $   2,942  $   2,994  $   3,059  $   2,811  $   2,922
  Weighted average tractors for period............        518        796      1,179      1,509      1,866      1,732      2,125
  Total tractors at end of period.................        621      1,001      1,343      1,629      2,136      1,800      2,238
  Total trailers at end of period.................        966      1,651      2,554      3,048      3,948      3,142      4,045


                                                                                            MARCH 31, 1998
                                                                                      ---------------------------
BALANCE SHEET DATA:                                                                     ACTUAL     AS ADJUSTED(3)
                                                                                      -----------  --------------
Net property and equipment..........................................................  $   174,967   $    174,967
Total assets........................................................................      238,891        238,891
Long-term debt, including current maturities........................................      100,011         72,414
Stockholders' equity................................................................       98,322        125,919


------------------------

(1) Includes the results of a related-party leasing company that operated as an S corporation and was not subject to federal and state corporate income taxes. If the leasing company had been subject to corporate income taxes for the periods presented, the Company's consolidated pro forma net income would have been $3.6 million in 1993 and $7.0 million in 1994. The 1993 and 1994 results of operations present the pro forma effect of these adjustments. However because the Company acquired substantially all of the leasing company's assets effective in 1994, the operating results of the leasing company were not combined in subsequent periods.

(2) Includes fuel surcharges in all periods.


(3) Adjusted to reflect the issuance and sale of 1,540,000 shares of Class A Common Stock offered by the Company and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

    AN INVESTMENT IN THE COMPANY'S CLASS A COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. IN DETERMINING WHETHER TO MAKE AN INVESTMENT, POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION SET FORTH IN AND INCORPORATED INTO THIS PROSPECTUS AND, IN PARTICULAR, THE FOLLOWING FACTORS.

ECONOMIC FACTORS

    Fuel prices, insurance costs, liability claims, interest rates, the availability of qualified drivers, fluctuations in the resale value of revenue equipment, and customers' business cycles and shipping demands are economic factors over which the Company has little or no control. Significant increases or rapid fluctuations in fuel prices, interest rates, or increases in insurance costs, or liability claims, to the extent not offset by increases in freight rates, would reduce the Company's profitability. A downturn in customers' business cycles or shipping demands also could have a materially adverse effect on the growth and profitability of the Company. If the resale value of the Company's revenue equipment were to decline, the Company could be forced to dispose of its equipment at lower prices or retain some of its equipment longer, with a resulting increase in operating expenses for maintenance and repairs. At this time a significant portion of the Company's business is concentrated in the California market, and a general economic decline or a natural disaster in this market could have a materially adverse effect on the growth and profitability of the Company.

RECRUITMENT, RETENTION, AND COMPENSATION OF QUALIFIED DRIVERS

    There is, and historically has been, an industry-wide shortage of truck drivers. Accordingly, competition for drivers is intense. The Company experiences difficulty attracting and retaining a sufficient number of qualified drivers, which results in the temporary idling of revenue equipment. The Company's use of two-person driver teams to operate a majority of its tractors increases the number of drivers it needs compared to competitors who primarily use single drivers. Prolonged difficulty in attracting and retaining qualified drivers could force the Company to substantially increase the compensation it pays to drivers or curtail the Company's growth, either of which could have a materially adverse effect on the Company's operations and profitability.

CAPITAL REQUIREMENTS

    The trucking industry is capital intensive. The Company depends on operating leases, lines of credit, secured equipment financing, and cash flows from operations to finance the expansion and maintenance of its modern and cost-efficient revenue equipment and facilities. If the Company were unable in the future to enter into acceptable operating or capital lease arrangements, raise additional equity, or borrow sufficient funds, it would be forced to limit its growth and operate its revenue equipment for longer periods, which could adversely affect the Company's operating results.

COMPETITION

    The trucking industry is highly competitive and fragmented and includes numerous regional, inter-regional, and national truckload carriers, none of which dominates the market. The Company also competes with private fleets operated by existing and potential customers, logistics providers, and alternative forms of transportation, such as railroads and air-freight carriers. This competition historically has created downward pressure on the truckload industry's pricing structure. Competition for the freight transported by the Company is based on service, efficiency, and freight rates. Many competitors offer transportation service at lower rates than the Company. Prolonged weakness in the freight markets or downward pressure on freight rates could adversely affect the Company's results of operations or financial condition. The Company has competitors that have greater financial resources, operate more equipment, and transport more freight than the Company.

GROWTH STRATEGY; ACQUISITIONS

    The Company's growth strategy includes the acquisition and deployment of additional revenue equipment and the expansion and development of its operations. There can be no assurance that the Company will successfully adapt its management, administrative, and operational systems to respond to any future growth, or that the Company's operating margins, leverage, and net earnings will not be adversely affected by future changes in or expansion of the business or by changes in economic conditions. A significant portion of the Company's growth since June 1995 has resulted from acquisitions, and acquisitions are an important component of the Company's growth strategy. The Company will face competition from various transportation companies or other third parties for future acquisition opportunities. There can be no assurance that the Company can successfully negotiate and conclude acquisitions in the future or that the Company will be able to integrate successfully the operations of any acquired business.

FUEL

    Fuel is one of the Company's largest operating expenses. Fuel prices tend to fluctuate, and the Company generally hedges against such fluctuations on a limited basis. Fluctuations in fuel prices can affect the Company's profitability more than many other truckload carriers because its long average lengths of haul and high average miles per tractor result in greater fuel expense as a percentage of revenue than for many carriers with shorter lengths of haul. Any increase in fuel taxes or in fuel prices, to the extent not offset by freight rate increases or fuel surcharges to customers, or any interruption in the supply of fuel, could have a materially adverse effect on the Company's operating results.

DEPENDENCE UPON KEY PERSONNEL

    The Company's success is highly dependent upon the continued services of the Company's senior management team, particularly David R. Parker, the Company's Chairman, President, and Chief Executive Officer, and Michael W. Miller, the Company's Executive Vice President and Chief Operating Officer, neither of whom has an employment agreement with the Company. The loss of one or more of these executives could have a materially adverse effect upon the Company. The Company's success also depends upon its ability to attract and retain other skilled management employees. There is significant competition for qualified personnel in the trucking industry. There can be no assurance that the Company will attract and retain qualified management personnel in the future.

INFLUENCE OF PARKERS


    Upon completion of this offering, the Parkers will beneficially own approximately 32.6% of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, which together will represent approximately 43.2% of all of the outstanding shares of Common Stock and 51.0% of the total voting power of the Company's outstanding shares (42.2% ownership and 49.9% of the total voting power if the Underwriters' over-allotment option is exercised in full). In addition, upon completion of this offering, Mr. Fuller will own approximately 12.5% of the outstanding shares of Class A Common Stock, representing 10.6% of all outstanding shares of Common Stock and 9.1% total voting power of the Company's outstanding shares (10.3% ownership and 8.9% voting power if the Underwriters' over-allotment option is exercised in full). The shares and percentages in this paragraph exclude 133,750 shares of Class A Common Stock underlying employee stock options held by Mr. Parker (options covering 53,500 of which are vested or vest within 60 days of the date hereof) and 25,000 shares of Class A Common Stock underlying a vested stock option held by Mr. Fuller. After this offering, the Parkers will continue to possess substantial influence over matters submitted to a vote of stockholders. Although there is no agreement to do so, if the Parkers and Mr. Fuller acted together, they could control a majority of the votes entitled to be cast of the Company's Common Stock, elect the entire Board of Directors of the Company, determine the outcome of all matters involving a stockholder vote, and take certain actions by written consent with proper notice given to the other stockholders. Such control could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus, including all documents incorporated herein by reference, contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "anticipate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are based on current knowledge and current judgments, but are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Readers are also urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors that affect the Company's business, including the disclosures made under the heading "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein.

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the 1,540,000 shares of Class A Common Stock offered by the Company are estimated to be approximately $27.6 million (approximately $34.4 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the estimated net proceeds of this offering primarily to reduce indebtedness under the Company's revolving line of credit and also for general corporate and working capital purposes. The indebtedness to be repaid was incurred primarily to acquire revenue equipment, bears interest at a rate of 6.1875%, and has an average remaining maturity of approximately one month. Pending the use of proceeds as described above, the net proceeds will be invested in short-term interest bearing securities. The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders.



    Subsequent to the application of the net proceeds of this offering as described above, the Company will have approximately $57.6 million of borrowing capacity under its $100 million line of credit.

                      PRICE RANGE OF CLASS A COMMON STOCK

    The Company's Class A Common Stock has been traded on the Nasdaq National Market under the symbol CVTI since October 28, 1994. The following table sets forth for the calendar periods indicated the range of high and low sales price for the Company's Class A Common Stock as reported by Nasdaq.


PERIOD                                                                                                HIGH        LOW
---------                                                                                           ---------  ---------
1996
  1st      Quarter................................................................................  $   17.75  $   11.25
  2nd      Quarter................................................................................      18.00      15.00
  3rd      Quarter................................................................................      21.00      15.00
  4th      Quarter................................................................................      19.25      13.00

1997
  1st      Quarter................................................................................      16.25      11.25
  2nd      Quarter................................................................................      19.13      13.75
  3rd      Quarter................................................................................      20.25      16.25
  4th      Quarter................................................................................      20.13      14.75

1998
  1st      Quarter................................................................................      23.00      14.38
  2nd      Quarter (through April 29, 1998).......................................................      23.31      19.50


    As of March 31, 1998, the Company had 40 stockholders of record of its Class A Common Stock. However, the Company estimates that it has approximately 2,000 stockholders because a substantial number of the Company's shares are held of record by brokers or dealers for their customers in street names.

                                DIVIDEND POLICY

    The Company has never declared and paid a cash dividend on its Common Stock. It is the current intention of the Company's Board of Directors to continue to retain earnings to finance the growth of the Company's business rather than to pay dividends. The payment of cash dividends is currently limited by agreements relating to the Company's $100 million line of credit, $25 million in senior notes due October 2005, and the operating lease covering the Company's headquarters and terminal facility. Future payments of cash dividends will depend upon the financial condition, results of operations and capital commitments of the Company, restrictions under then-existing agreements, and other factors deemed relevant by the Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
   (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA AMOUNTS)

    The following table sets forth selected historical financial data of the Company for the five years ended December 31, 1997, and for the three months ended March 31, 1997 and 1998. The selected financial data for the years ended December 31, 1995, 1996, and 1997 were derived from the audited consolidated financial statements of the Company incorporated by reference in this Prospectus. The selected financial data for years ended December 31, 1993 and 1994 are derived from audited consolidated historical financial statements of the Company not included herein. The information presented for the three months ended March 31, 1997 and 1998 has been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. Results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the year ended December 31, 1998.

                                                                                                    THREE MONTHS
                                                       YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                         -----------------------------------------------------  --------------------
                                           1993       1994       1995       1996       1997       1997       1998
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
Revenue................................  $  81,911  $ 131,926  $ 180,346  $ 236,267  $ 297,861  $  62,588  $  79,824
Operating expenses:
  Salaries, wages, and related
    expenses...........................     34,629     57,675     83,747    108,818    131,522     27,685     35,242
  Fuel, oil, and road expenses.........     17,573     27,282     37,802     55,340     64,910     15,560     15,922
  Revenue equipment rentals and
    purchased transportation...........      1,703      2,785      1,230        605      8,492        427      5,002
  Repairs..............................      1,363      2,285      3,569      4,293      5,885      1,267      1,925
  Operating taxes and licenses.........      2,125      3,479      4,679      6,065      7,514      1,534      2,317
  Insurance............................      3,374      4,510      4,907      6,115      8,655      1,786      2,424
  General supplies and expenses........      5,921      8,650      9,648     12,825     16,277      3,691      4,438
  Depreciation and amortization........      5,850      9,310     16,045     22,139     26,482      6,356      6,773
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses...........     72,538    115,976    161,627    216,200    269,737     58,306     74,042
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.......................      9,373     15,950     18,719     20,067     28,124      4,282      5,781
Interest expense.......................      3,765      4,736      4,162      5,987      6,274      1,367      1,461
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes.............      5,608     11,214     14,557     14,080     21,850      2,914      4,320
Income tax expense.....................      1,722      3,951      5,274      5,102      8,148      1,076      1,645
Net income(2)..........................  $   3,886(1) $   7,263(1) $   9,283 $   8,978 $  13,702 $   1,838 $   2,675
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted earnings per share...  $    0.39  $    0.69  $    0.70  $    0.67  $    1.03  $    0.14  $    0.20
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average common shares
  outstanding..........................     10,000     10,496     13,350     13,350     13,360     13,350     13,361
Adjusted weighted average common shares
  and assumed conversions
  outstanding..........................     10,000     10,497     13,350     13,353     13,360     13,350     13,387
BALANCE SHEET DATA:
Net property and equipment.............  $  46,975  $  87,882  $ 127,408  $ 144,384  $ 161,621  $ 153,064  $ 174,967
Total assets...........................     61,628    112,552    169,381    187,148    215,256    202,406  $ 238,891
Long-term debt, including current
  maturities...........................     47,392     37,495     80,200     83,160     82,377     94,160    100,011
Stockholders' equity...................      5,703     63,469     72,752     81,730     95,597     83,568     98,322
SELECTED OPERATING DATA:
Pretax margin..........................        6.8%       8.5%       8.1%       6.0%       7.3%       4.7%       5.4%
Average revenue per loaded mile(2).....  $    1.05  $    1.09  $    1.09  $    1.10  $    1.13  $    1.11  $    1.15
Average revenue per total mile(2)......  $    0.99  $    1.03  $    1.03  $    1.04  $    1.07  $    1.05  $    1.08
Average length of haul in miles........      1,821      1,840      1,811      1,780      1,653      1,710      1,531
Average miles per tractor per period...    157,756    159,921    148,669    150,778    149,117     34,389     34,828
Average revenue per tractor per week...  $   3,008  $   3,165  $   2,942  $   2,994  $   3,059  $   2,811  $   2,922
Weighted average tractors for period...        518        796      1,179      1,509      1,866      1,732      2,125
Total tractors at end of period........        621      1,001      1,343      1,629      2,136      1,800      2,238
Total trailers at end of period........        966      1,651      2,554      3,048      3,948      3,142      4,045

------------------------------
(1) Includes the results of a related-party leasing company that operated as an S corporation and was not subject to federal and state corporate income taxes. If the leasing company had been subject to corporate income taxes for the periods presented, the Company's consolidated pro forma net income would have been $3.6 million in 1993 and $7.0 million in 1994. The 1993 and 1994 results of operations present the pro forma effect of these adjustments. However because the Company acquired substantially all of the leasing company's assets effective in 1994, the operating results of the leasing company were not combined in subsequent periods.
(2) Includes fuel surcharges in all periods.

    The following table sets forth for the periods indicated certain statement of earnings data as a percentage of revenue. Individual expense items as a percentage of revenue may fluctuate depending upon the percentage of the Company's revenue equipment that is owned, acquired under operating leases, or obtained through agreements with owner-operators. Costs associated with revenue equipment acquired under operating leases or through agreements with owner-operators are expensed as "revenue equipment rentals and purchased transportation." For these categories of equipment, the Company does not incur costs such as interest and depreciation as it might with owned equipment. In addition, for owner-operator tractors, driver compensation, fuel, communications, and certain other expenses are borne by the owner-operator and are not incurred by the Company.

                                                                                                                       THREE
                                                                                                                      MONTHS
                                                                                                                       ENDED
                                                                            YEARS ENDED DECEMBER 31,                 MARCH 31,
                                                              -----------------------------------------------------  ---------
                                                                1993       1994       1995       1996       1997       1997
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Revenue.....................................................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%

Operating expenses:
  Salaries, wages, and related expenses.....................       42.3       43.7       46.4       46.1       44.2       44.2
  Fuel, oil, and road expenses..............................       21.5       20.7       21.0       23.4       21.8       24.9
  Revenue equipment rentals and purchased transportation....        2.1        2.1        0.7        0.2        2.9        0.7
  Repairs...................................................        1.7        1.7        2.0        1.8        2.0        2.0
  Operating taxes and licenses..............................        2.6        2.6        2.6        2.6        2.5        2.5
  Insurance.................................................        4.1        3.4        2.7        2.6        2.9        2.8
  General supplies and expenses.............................        7.2        6.6        5.3        5.4        5.5        5.9
  Depreciation and amortization.............................        7.1        7.1        8.9        9.4        8.9       10.2
                                                              ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses................................       88.6       87.9       89.6       91.5       90.6       93.2
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Operating income............................................       11.4       12.1       10.4        8.5        9.4        6.8
Interest expense............................................       (4.6)      (3.6)      (2.3)      (2.5)      (2.1)      (2.2)
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes..................................        6.8        8.5        8.1        6.0        7.3        4.7
Income tax expense..........................................       (2.1)      (3.0)      (2.9)      (2.2)      (2.7)      (1.7)
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Net income..................................................        4.7%       5.5%       5.2%       3.8%       4.6%       2.9%
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------  ---------


                                                                1998
                                                              ---------
Revenue.....................................................      100.0%
Operating expenses:
  Salaries, wages, and related expenses.....................       44.1
  Fuel, oil, and road expenses..............................       20.0
  Revenue equipment rentals and purchased transportation....        6.3
  Repairs...................................................        2.4
  Operating taxes and licenses..............................        2.9
  Insurance.................................................        3.0
  General supplies and expenses.............................        5.6
  Depreciation and amortization.............................        8.5
                                                              ---------
    Total operating expenses................................       92.8
                                                              ---------
Operating income............................................        7.2
Interest expense............................................       (1.8)
                                                              ---------
Income before income taxes..................................        5.4
Income tax expense..........................................       (2.1)
                                                              ---------
Net income..................................................        3.4%
                                                              ---------
                                                              ---------

                              SELLING STOCKHOLDERS

    The following table sets forth information with respect to the ownership of Class A and Class B Common Stock by the Selling Stockholders.


                                                SHARES OWNED                                    SHARES OWNED
                                            PRIOR TO THE OFFERING                            AFTER THE OFFERING
                                     -----------------------------------             -----------------------------------
                                      CLASS A    CLASS B                   SHARES     CLASS A    CLASS B
                                      COMMON     COMMON                     BEING     COMMON     COMMON
               OWNER                   STOCK      STOCK     PERCENT(1)     OFFERED     STOCK      STOCK     PERCENT(1)
-----------------------------------  ---------  ---------  -------------  ---------  ---------  ---------  -------------
David R. Parker and
Jacqueline F. Parker(2)............  4,555,225  2,350,000         51.7%     460,000  4,095,225  2,350,000         43.2%

Clyde M. Fuller(3).................  2,075,000     --             15.5%     500,000  1,575,000     --             10.6%


------------------------------


(1) Ownership percentages reflect the total number of outstanding shares of both Class A and Class B Common Stock, assuming the Underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, the Parkers and Mr. Fuller will own 42.2% and 10.3% of the total outstanding shares of the Common Stock, respectively.



(2) Mr. Parker is Chairman, President, and Chief Executive Officer of the Company and Mrs. Parker is an employee of the Company. All shares are owned as joint tenants with rights of survivorship, except 200,000 shares of Class A Common Stock held by the Parker Family Limited Partnership, of which the Parkers are the general partners. Because the Class B Common Stock has two votes per share, the shares owned by the Parkers before the offering represent 58.9% of the total voting power of the Common Stock. After the offering, the shares owned by the Parkers will represent 51.0% of the total voting power of the Common Stock (49.9% if the Underwriters' over-allotment option is exercised in full). The shares and percentages exclude 133,750 shares of Class A Common Stock underlying employee stock options held by Mr. Parker, options to purchase 53,500 shares of which are vested or will vest within 60 days hereof.


(3) Mr. Fuller is an employee of the Company and the step-father of David R. Parker. Shares reflected exclude 25,000 shares of Class A Common Stock underlying a vested stock option.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:


NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
BT Alex. Brown Incorporated................................................         675,000
Smith Barney Inc...........................................................         675,000
Stephens Inc...............................................................         675,000
ABN AMRO Incorporated......................................................         225,000
Schroder & Co. Inc. .......................................................          50,000
George K. Baum & Company...................................................          50,000
William Blair & Company, L.L.C. ...........................................          50,000
C.L. King & Associates, Inc. ..............................................          50,000
Morgan Keegan & Company, Inc. .............................................          50,000
                                                                             -----------------
      Total................................................................       2,500,000
                                                                             -----------------
                                                                             -----------------


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Class A Common Stock offered hereby if any such shares are purchased.


    The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.55 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After commencement of this offering, the public offering price and other selling terms may be changed by the Underwriters.



    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to the total number of shares offered hereby, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.


    The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters, the Company, and the Selling Stockholders regarding certain liabilities, including liabilities under the Securities Act.

    The Company, its officers and directors, and the Selling Stockholders, holding in the aggregate 9,149,081 shares of Class A Common Stock, have agreed that until 90 days after the date of this Prospectus, they will not, without the prior written consent of BT Alex. Brown Incorporated, directly or indirectly, offer, sell, or otherwise dispose of any shares of Class A Common Stock or any options, rights, or warrants with respect to any Class A Common Stock, except for (i) securities issued by the Company under the Company's Incentive Stock Plan or any similar stock option plan; (ii) shares issued by the Company in connection with any future acquisitions; and (iii) shares donated by such holders to charitable organizations; provided, that any such charitable organization must agree in writing not to sell such donated securities for a like period.


    In connection with this offering, certain Underwriters may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Class A Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.


    Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Class A Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain, or otherwise affect the price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Class A Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.


    ABN AMRO Bank N.V., an affiliate of ABN AMRO Incorporated, one of the Underwriters, served as the Agent for a syndicate of financial institutions in establishing the Company's line of credit in January 1995 and has continued in such role since that date. Since more than 10% of the net proceeds from the sale of the Class A Common Stock offered hereby is being paid to an affilate of an NASD member, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.


                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Scudder Law Firm, P.C., Lincoln, Nebraska. A member of Scudder Law Firm, P.C., Mark A. Scudder, has served as a director of the Company since October 1994. Certain legal matters relating to the offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

    The consolidated financial statements of Covenant Transport, Inc. incorporated by reference herein in this Prospectus and elsewhere in this Registration Statement, have been audited by the independent public accountants Coopers & Lybrand L.L.P. for 1995, 1996, and 1997 and are included herein in reliance upon the authority of said firms as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN.

                                 --------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Information Incorporated by Reference..........          2
Prospectus Summary.............................          3
Risk Factors...................................          8
Use of Proceeds................................         10
Price Range of Class A Common Stock............         11
Dividend Policy................................         11
Selected Consolidated Financial Data...........         12
Selling Stockholders...........................         13
Underwriting...................................         14
Legal Matters..................................         15
Experts........................................         15

                                 --------------


                                2,500,000 SHARES



                               COVENANT TRANSPORT


                                     [LOGO]

                              CLASS A COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

                                 BT ALEX. BROWN
                              SALOMON SMITH BARNEY
                                 STEPHENS INC.
                             ABN AMRO INCORPORATED


                                 April 30, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 (This page has been left blank intentionally.)

                 (This page has been left blank intentionally.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an itemized statement of expenses to be incurred in connection with the sale and distribution of the securities being registered by this Registration Statement, other than the underwriting discounts and commissions. All amounts are estimated except the SEC registration fee, the NASD filing fee, and the Nasdaq national market fee. The Company will bear all expenses of the offering other than the Underwriting discounts and commissions applicable to shares sold by the Selling Stockholders, which shall be borne by them.

SEC registration fee..............................................  $  29,692
NASD filing fee...................................................     10,565
Nasdaq national market fee........................................     17,500
Accounting fees and expenses......................................     25,000
Legal fees and expenses...........................................     50,000
Printing and engraving............................................     35,000
Miscellaneous.....................................................     32,243
                                                                    ---------
Total.............................................................  $ 200,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article VII of the Registrant's Articles of Incorporation ("Articles") and
Article X of the Registrant's Bylaws provide that the Registrant's directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Nevada General Corporation Law. Under these indemnification provisions, the Registrant is required to indemnify its directors and officers against any reasonable expenses (including attorneys' fees) incurred by them in the defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they were made a party, or in defense of any claim, issue, or matter therein, by reason of the fact that they are or were a director or officer of the Registrant or while a director or officer of the Registrant are or were serving at the Registrant's request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise unless it is ultimately determined by a court of competent jurisdiction that they failed to act in a manner they believed in good faith to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had reasonable cause to believe their conduct was lawful. The Registrant will advance expenses incurred by directors or officers in defending any such action, suit, or proceeding upon receipt of written confirmation from such officers or directors that they have met certain standards of conduct and an undertaking by or on behalf of such officers or directors to repay such advances if it is ultimately determined that they are not entitled to indemnification by the Registrant. The Articles provide that the Registrant may, through indemnification agreements, insurance, or otherwise, provide additional indemnification. The Company has entered into indemnification agreements with its directors and officers, pursuant to which the Company agrees to indemnify such persons to the maximum extent against expense or loss arising from any action, suit, or proceeding brought by reason of the fact that any person is a director or officer of the Company.

    Article VI of the Registrant's Articles eliminates, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the Registrant and its stockholders as a director or officer.

ITEM 16. EXHIBITS

       1 + Form of Underwriting Agreement

      3.1++ Restated Articles of Incorporation

      3.2++ Amended By-Laws dated September 27, 1994

      4.1++ Restated Articles of Incorporation

      4.2++ Amended By-Laws dated September 27, 1994

       5 + Opinion, including consent of Scudder Law Firm, P.C., counsel to Covenant
           Transport, Inc. as to legality of the securities being registered

     23.1+ Consent of Scudder Law Firm, P.C. (included in their opinion filed as Exhibit 5 to this Registration Statement)

     23.2+ Consent of Coopers & Lybrand L.L.P., independent accountants

      24 + Power of Attorney (included on signature page of this Registration Statement)

------------------------


+  Filed as an exhibit to the Registrant's Registration Statement on Form S-3,
    Registration No. 333-49755, filed April 9, 1998, and incorporated herein by reference.


++ Filed as an exhibit to the Registrant's Registration Statement on Form S-1,
    Registration No. 33-82978, effective October 28, 1994, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 15, or otherwise, the Registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and the Registrant will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The Registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on the 30th day of April, 1998.


                                COVENANT TRANSPORT, INC.

                                BY:             /S/ DAVID R. PARKER
                                     -----------------------------------------
                                     David R. Parker, Chairman, President,
                                     and Chief Executive Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby appoints David R. Parker, Joey B. Hogan, and Mark A. Scudder, and each of them, as attorneys-in-fact with full power of substitution, to execute in their respective names, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact and to file any such amendment to the Registration Statement, exhibits thereto and documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons or their duly authorized attorney-in-fact in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                Chairman of the Board,
     /s/ DAVID R. PARKER          President, and Chief
------------------------------    Executive Officer            April 30, 1998
David R. Parker                   (principal executive
                                  officer)

                                Treasurer and Chief
      /s/ JOEY B. HOGAN           Financial Officer
------------------------------    (principal financial and     April 30, 1998
Joey B. Hogan                     accounting officer)

     /s/ R. H. LOVIN, JR.       Director
------------------------------                                 April 30, 1998
R. H. Lovin, Jr.

    /s/ MICHAEL W. MILLER       Director
------------------------------                                 April 30, 1998
Michael W. Miller

      /s/ WILLIAM T. ALT        Director
------------------------------                                 April 30, 1998
William T. Alt

  /s/ HUGH O. MACLELLAN, JR.    Director
------------------------------                                 April 30, 1998
Hugh O. Maclellan, Jr.

     /s/ MARK A. SCUDDER        Director
------------------------------                                 April 30, 1998
Mark A. Scudder

                                 EXHIBIT INDEX

       1 + Form of Underwriting Agreement

      3.1++ Restated Articles of Incorporation

      3.2++ Amended By-Laws dated September 27, 1994

      4.1++ Restated Articles of Incorporation

      4.2++ Amended By-Laws dated September 27, 1994

       5 + Opinion, including consent of Scudder Law Firm, P.C., counsel to Covenant
           Transport, Inc. as to legality of the securities being registered

     23.1+ Consent of Scudder Law Firm, P.C. (included in their opinion filed as Exhibit 5 to this Registration Statement)

     23.2+ Consent of Coopers & Lybrand L.L.P., independent accountants

      24 + Power of Attorney (included on signature page of this Registration Statement)

------------------------


+  Filed as an exhibit to the Registrant's Registration Statement on Form S-3,
    Registration No. 333-49755, filed April 9, 1998, and incorporated herein by reference.


++ Filed as an exhibit to the Registrant's Registration Statement on Form S-1,
    Registration No. 33-82978, effective October 28, 1994, and incorporated herein by reference.